

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via-Email
David Koos
President and Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California

>   **Re: Bio-Matrix Scientific Group, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 17, 2012**
>   **File No. 000-32201**

Dear Mr. Koos:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on pages 3 and 4 that "[a]doption of the proposed action requires the approval of our stockholders holding not less than a majority of our issued and outstanding common stock." Based on your certificate of designation for your Series AA preferred stock filed with your Form 8-K dated July 2, 2008, it appears this statement applies to both your common and Series AA preferred stock. To the extent this is true, please clarify your statement accordingly. Your disclosure in your Form 8-K filed on May 17, 2012 is insufficient in this regard.

Security Ownership of Certain Beneficial Owners and Management, page 4

2. Considering it appears that Southridge Partners has the ability to own in excess of 5% of your common stock within the next 60 days, please add them to your table or tell us why you believe it is not appropriate to do so. Refer to Item 403 of Regulation S-K.

Purpose of Action, page 6

3. Please state the percentage of your common stock that may potentially be offered pursuant to the Equity Purchase Agreement. Please include tabular disclosure showing the number of shares issuable under this agreement if your stock price drops by 25%, 50% and 75%. Please also include tabular disclosure showing the amount of funds you would raise on issuing the number of shares you are registering for the same price ranges.

4. We note your disclosure in the second paragraph in this section regarding the Equity Purchase Agreement and Registration Rights Agreement you entered into with Southridge Partners. Please revise your disclosure to provide tabular disclosure to approximate:

- the maximum number of shares which may be registered for resale or sale;
- the percentage of outstanding securities the shares represent (without giving effect to the conversion or exercise of any outstanding convertible or exercisable securities); and
- the current, maximum number of shares that Southridge Partners may sell based on the current market price and ignoring the 9.99% cap and any other caps on the number of shares that Southridge Partners can own at any time.

5. Please revise your disclosure to discuss the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, please explain why you and Southridge chose the particular dollar amount of the equity line.

6. Please enhance your disclosure to explain any fees or commissions that you paid to enter into the equity line whether in cash or securities and any fees and commissions payable at the time of any put. In this regard, we note that you owe Capital Path Securities LLC certain fees as a result of their role as placement agent.

7. Please disclose any past transactions with Southridge Partners or any of its affiliates and the impact of those transactions on the market price of the company's stock.

8. Please disclose the potential effect of the pricing mechanism for the Shares and the preferred shares on your stock price. Please also enhance your disclosure to further explain how the purchase price for the Shares will be calculated (e.g. when the Valuation Period is, how the lowest Closing Prices are calculated, etc.).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me, at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director